Exhibit 14.1

CODE OF ETHICS
AND
STANDARDS OF PERSONAL CONDUCT
FEBRUARY 23, 2022

Contents
	I.	PURPOSE	3
	II.	SCOPE	3
	III.	OVERALL POLICY	3
	IV.	SPECIFIC POLICIES	3
		1.1 Conflicts of Interest	3
		1.2 Protection of Confidential Information	3
		1.3 Investments in Customers and Suppliers	4
		1.4 Outside Activities	4
		1.5 Board Directorships and Partnerships	4
		1.6 Improper Payments	4
		1.7 Trade Associations and Relations with Competitors	4
		1.8 Advertising Policy	5
		1.9 Political Activity/Contributions/Political Action Committees	5
		1.10 Public Statements	5
		1.11 Financial Responsibility	5
		1.12 Use of OceanFirst Letterhead or Postage	6
		1.13 Personal Conduct	6
		1.14 Receipt of Benefits	6
		1.15 Loans to Representatives	6
		1.16 Transactions with the Bank/Holding Company	6
		1.17 Obligations Regarding Financial Information, Records and Disclosures	6
		1.18 Compliance	6
		1.19 Ethics Hotline and Procedures	7
		1.20 Securities Policies and Insider Trading	7
		1.21 Amendments or Waivers for Directors, Senior Financial Officers and Executive Officers	7
	V.	ADMINISTRATION AND RESPONSIBILITY FOR COMPLIANCE	7
	VI.	POLICY REVIEW CYCLE	7
	Exhibit A		8

CODE OF ETHICS
AND
STANDARDS OF PERSONAL CONDUCT

I.    PURPOSE
This Policy establishes the standards of ethical business behavior and personal conduct for the directors, officers, employees, attorneys and/or agents (together referred to as “Representatives”) of OceanFirst Financial Corp. (the "Holding Company"), OceanFirst Bank, N.A. (the “Bank”) and their subsidiaries. The term "OceanFirst" means the Holding Company, the Bank and their subsidiaries.
Fundamental to OceanFirst’s continued success is the exercise of integrity and the highest ethical standards among all of OceanFirst's Representatives. The intent of this policy is to safeguard OceanFirst's tradition of strong moral, ethical and social standards of conduct. This policy is not a replacement for policies and procedures that address the specifics of our business or which may impose stricter or more detailed requirements.
II.    SCOPE
This policy applies to all Representatives of OceanFirst.
III.    OVERALL POLICY
A bank, as a business built upon public trust and confidence, depends upon a favorable perception by customers, shareholders, federal and state regulators and others in both the business community and the general community. It is imperative that OceanFirst Representatives conduct their business and personal actions honestly and ethically. Representatives must ensure that a person observing their actions would not have reason to believe that even the slightest irregularity or impropriety in their conduct exists or could be implied.
Since OceanFirst is a publicly traded company, it is particularly critical that OceanFirst Representatives learn about and comply with securities law requirements and restrictions concerning trading company stock while occupying insider positions, as well as the prohibition on disclosing material information relating to the Holding Company or the Bank, which is not generally available to the public.

IV.    SPECIFIC POLICIES
1.1    Conflicts of Interest
1.    Representatives of OceanFirst are expected to conduct their private business and personal activities involving OceanFirst, its customers or third parties honestly, ethically and in a manner that avoids conflicts of interest. A conflict of interest cannot be defined precisely, only illustrated. The basic factor that exists in all conflict situations is a division of loyalty between the company's best interests and the personal interests of the individual. The following example illustrates a situation that may cause conflicts:
•A Representative has a personal financial interest in an outside business or venture that conducts business or has a financial relationship with OceanFirst so that one's judgment on behalf of OceanFirst might reasonably be influenced by that outside relationship.
2.    A Representative may not advance his or her personal or business interests, or those of someone with whom he or she has a personal or business relationship at the expense of OceanFirst. On any matter coming before the Board of Directors in which a Representative has an interest, he or she shall disclose to the Board: 1) the nature and extent of the interest; and 2) all material non-privileged information and facts as to the matter under consideration. A Representative shall refrain from participating in and, if a director, from voting following the Board’s deliberations.
3.    Representatives may not take personal advantage of corporate opportunities which are of present or practical advantage to OceanFirst and which are within the corporate powers of OceanFirst.
4.    No lending officer or employee should loan, review a loan or make any decision regarding a loan to himself or herself or to any customer, syndicate or corporation in which he or she has a present or prospective financial interest, whether directly or indirectly through a family member, business etc.

1.2    Protection of Confidential Information
1.    All OceanFirst Representatives shall be supplied with, acknowledge and honor the terms of the Privacy Policy and Information Security Policy adopted by the Board of Directors. In addition to possible penalties imposed by any state or federal regulation or statute, violation of the Policy, if proven, will subject the Representative to discharge or removal from his/her position.

2.    Except for information authorized for public disclosure by the Board of Directors, or as required or permitted by appropriate governmental agency or law, no financial or other information regarding OceanFirst or any of its activities is to be provided to any person not employed by OceanFirst.
1.3    Investments in Customers and Suppliers
1.    No investment interest, direct or indirect, in the business of any of the Bank's customers or suppliers is permitted except as outlined below in paragraphs 2 and 3. Any exceptions must be reported to and approved in advance by the Board of Directors. This prohibition applies to the Vice Presidents in charge of the Information Technology and General Services Departments, and all Senior Vice Presidents, Executive Officers and Directors and their immediate families and to all forms of investment including, but not limited to, securities, investment in proprietorships, limited liability companies, joint ventures or similar business activities.
2.    Investments are permitted in public companies which are customers or suppliers, if the securities of the company are listed on a national securities exchange or are traded in the over‑the‑counter market or if it is otherwise evident that such investments are not being made on terms that are any more favorable than those terms available to the general public, subject, however, to the following restrictions:
a.    Caution should be exercised by each Representative to ensure that the nature and amount of such permitted investments are in such amounts as are prudent for a person maintaining a financial condition entirely within conservative limits.
b.    Acceptance of preferential treatment in the form of an allocation of "hot" issues that are, or may become, in such demand that the broker, investment banker, issuer or other seller of such securities could reasonably expect to receive or has already received favorable treatment by reason of making the allocation available is prohibited.
3.    Investments in "limited partnership interests" will be permitted if it is evident that such investments are not being made on terms more favorable than those that are available to the general public. In the case of "limited partnership investments", it would be important that an individual's investment be only one of several such interests sold to the general public and in such amounts as are prudent for a person maintaining a financial condition entirely within conservative limits.
4.    Personal investments or investments of immediate family members should never involve the use of any confidential information which might be considered to be "insider information," i.e. information not publicly disclosed.
5.    Investment activity involving pledging or hypothecating stock and trading in brokerage margin accounts is permitted only if done in a financially responsible manner, executed in accordance with all federal regulations, including Federal Reserve Regulations T, U and X, and all applicable Company and Bank policies, including those governing insider trading, confidentiality and the SEC Short-Swing Profit Rule.
1.4    Outside Activities
Representatives must keep outside business activities, such as a second job or self-employment, completely separate from a Representative's activities with OceanFirst. Representatives have been and are encouraged to be active and involved participants in their community. Such activities should be limited by the person's own interests and reasonable time requirements. Representatives are discouraged, however, and may be prohibited from engaging in any outside interest or employment to the extent that it will divert time or attention from or adversely impact the performance of Bank duties. Representatives may not use OceanFirst assets, facilities, materials or the services of other employees for outside activities unless specifically authorized by OceanFirst, such as for volunteer work.
1.5    Board Directorships and Partnerships
Except for religious or non-profit organizations, no Representative shall serve as a director of a board, without the prior approval of the Bank's Board of Directors.
1.6    Improper Payments
OceanFirst prohibits making payments to any governmental, political, business or labor organization or individual, except as authorized by law. Use of any Bank personnel or resources in violation of any federal, state or local law or regulation or personnel policy is strictly prohibited.
1.7    Trade Associations and Relations with Competitors
OceanFirst will act with trade associations and competitors only on behalf of ethical and beneficial social objectives and will not participate in business activities that are or could be construed to be in violation of anti‑trust laws.

1.8    Advertising Policy
The content and impact of all advertising shall be accurate and in accordance with all federal and state laws to which OceanFirst is subject.
1.9    Political Activity/Contributions/Political Action Committees
1.    It is OceanFirst's policy not to contribute money, property or services to any government official, political party, candidate, continuing political committee or political action committee whether local, state or federal. It is OceanFirst’s policy that employees shall observe all applicable laws regarding gifts to government officials and that no employee shall offer to make a gift or thing of value (including, but not limited to, meals, entertainment or tickets to events) to influence a government official in the performance of his or her official duties.
2.    OceanFirst is prohibited from offering or allowing the use of its facilities, equipment and personnel in connection with any federal, state or local election, campaign or political purpose whatsoever.
3.    Representatives of OceanFirst may, and are encouraged to, engage in any governmental regulatory or elective process in which they are interested. This participation may be on an individual basis, group basis or as a member of a continuing political committee or political action committee. Each Representative may act only on his/her own behalf and shall not make any representation, direct or implied, that he/she speaks for or represents the position of OceanFirst. Representatives of OceanFirst may not use any Bank resources in connection with their volunteer political activity.
The above requirements do not prohibit Representatives of OceanFirst from providing support to the political party, candidate, continuing political committee, political action committee or legislative leadership committee of their choice provided each personal contribution is in compliance with applicable campaign finance and pay-to-play limits. Additionally, because the State of New Jersey has stringent pay-to-play restrictions in effect, which may impact OceanFirst’s eligibility for government contracts at the state, county and/or local level and/or subject OceanFirst to detailed disclosure requirements, OceanFirst’s executive officers, directors and the spouses of OceanFirst’s executive officers and directors may not make a contribution to a New Jersey state or local political recipient in excess of the reportable threshold (currently set at $300.00 per election to a candidate committee and $300.00 per calendar year to a party committee, continuing political committee, political action committee or legislative leadership committee) without the prior written approval (which may be by e-mail) of the General Counsel. The focus of this pre-clearance review process is limited solely to whether the proposed contribution is in compliance with applicable limits, may jeopardize OceanFirst’s eligibility for current and/or future government contracting opportunities and/or may subject OceanFirst to detailed pay-to-play disclosure requirements.
The pre-clearance review process does not apply to an employee, attorney or agent who is neither an executive officer nor director.
If a Representative of OceanFirst has a question as to whether his or her proposed political contribution is in compliance with this policy, he or she should consult with the General Counsel before making the proposed contribution.
All individual contributions must be made entirely with personal funds. At no time will any Representative of OceanFirst be provided with additional compensation of any kind that is to be used for the making of political contributions. Under no circumstances may any person claim political contributions for reimbursement on his or her expense report. Further, no Representative of OceanFirst will be reimbursed for any political contribution and/or will be subject to favorable or unfavorable treatment as a result of an individual political contribution that he or she chooses to make.
1.10    Public Statements
Although OceanFirst has a policy of maintaining good relations with the news media and tries to accommodate media inquiries, information concerning the Holding Company and the Bank should not be made available to the public except in accordance with OceanFirst's established policies concerning disclosure of information. Any inquiry made about OceanFirst or a customer by the news media should be referred to the appropriate person in accordance with the Shareholder Communications Policy.
1.11    Financial Responsibility
All Representatives should conduct their financial affairs in a responsible manner so as to be above criticism.

1.12    Use of OceanFirst Letterhead or Postage
No Representative may use official OceanFirst stationery or postage for personal or non‑job related purposes, particularly if such use would imply endorsement by OceanFirst on a personal matter or makes reference to Bank employment in matters of personal dispute.
1.13    Personal Conduct
All Representatives of OceanFirst shall be required to conduct themselves in accordance with the Standards of Conduct set forth in the Employee Handbook, as updated from time to time.
1.14    Receipt of Benefits
Acceptance of gifts, favors or preferential treatment from customers or vendors of OceanFirst is prohibited, except as specifically permitted by a written policy of OceanFirst. The Bank maintains a written policy regarding receipt of gifts and other benefits which must be complied with by all Representatives.
1.15    Loans to Representatives
OceanFirst shall comply with applicable law, including Regulation O of the Federal Reserve Board, standard credit underwriting procedures and any policy adopted by it with regard to loan applications received from Representatives.
1.16    Transactions with the Bank/Holding Company
Except as permitted by law or approved policy, Representatives should not use their position to profit personally at the expense of OceanFirst and must not solicit or accept preferential treatment from the institution or its affiliates. Representatives must consistently seek to avoid any transaction which would give the appearance of preferential treatment or usurpation of OceanFirst policy. Whenever a Vice President in charge of Information Technology and General Services Departments, a Senior Vice President, Executive Officer or Director (the Covered Representatives) enters into a transaction with the Holding Company or the Bank in which there will be an exchange of consideration outside of the normal employer/employee or director relationship, the Board shall first review and approve such transaction and note same in the minutes. In approving any transaction, the Board should consider the following:
1.    whether a Covered Representative obtained a deal that was more favorable to him/her than otherwise available to the general public,
2.    whether the transaction creates an actual conflict of interest or the appearance of a conflict of interest,
3.    whether the Board of Directors was fully informed of the transaction and approved it (with the interested party abstaining) after full discussion, and
4.    whether OceanFirst complied with all applicable laws or regulations governing the transaction, including any required prior written regulatory approval.
Reference is also made to the Bank’s Receipt of Benefits Policy.
1.17    Obligations Regarding Financial Information, Records and Disclosures
All Representatives shall:
1.provide full, fair, accurate, timely and understandable disclosure in reports and documents that OceanFirst files with or submits to the Securities and Exchange Commission;
2.comply with rules and regulations of federal, state and local governments and other regulatory agencies that affect the conduct of OceanFirst business and its financial reporting;
3.act in good faith, responsibly and with due care, competence and diligence, without misrepresenting material facts or allowing the Representative’s independent judgment to be subordinated;
4.share knowledge and maintain skills relevant and necessary to carry out the Representative’s duties at OceanFirst; and
5.except as otherwise required by law, promptly bring to the attention of General Counsel any information concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect OceanFirst’s ability to record, process, summarize and report financial data; or (b) any fraud, dishonesty, illegality or unethical conduct, whether or not material, that involves management or other employees who have a role in OceanFirst’s financial reporting, disclosures or internal controls.
1.18    Compliance
It is the policy of OceanFirst and the obligation of each Representative to comply with all applicable laws, rules and regulations to which OceanFirst is subject, including, without limitation, employment, harassment, discrimination, safety, securities, consumer protection, privacy and banking laws. It is the further obligation of each Representative to comply with all policies and procedures of OceanFirst which are designed to establish compliance with applicable laws.
1.19    Ethics Hotline and Procedures
Concerns or complaints regarding questionable accounting, auditing matters, compliance, or violations of law, regulation, company policy or this Code should be reported in accordance with the procedure established by the Holding Company, a copy of which is attached as Exhibit A.
There shall be no retaliation against any Representative who reports an alleged violation of the Code of Ethics in good faith.
1.20    Securities Policies and Insider Trading
OceanFirst maintains a policy on insider trading and confidentiality of information that provides more complete guidance on the subject of insider trading, including rules on trading in Holding Company securities by individuals who have access to certain financial information. Engaging in insider trading or providing confidential information that is used in insider trading is illegal and can result in substantial fines and criminal penalties.
Directors and executive officers are also directed to review Holding Company policies on trading and filing responsibilities including the SEC Short-Swing Profit Rule, Short Sale Restrictions and Filing Responsibilities Compliance Program which applies to OceanFirst directors and executive officers, who must comply with these policies.
1.21    Amendments or Waivers for Directors, Senior Financial Officers and Executive Officers
Waivers of any requirement of this Code of Ethics will be extremely rare. Requests for waivers by any Director or Executive Officer, as defined under SEC Rules and Regulations, must be presented in writing to the Board of Directors for approval. If the Board approves a waiver to the Code of Ethics at the request of a Director or Executive Officer, the waiver shall be disclosed and reported on Form 8-K or otherwise as authorized by the SEC, within four business days.
Any amendment to the Code of Ethics must be approved by the Board of Directors, or a Committee of the Board delegated by the Board of Directors.
V.    ADMINISTRATION AND RESPONSIBILITY FOR COMPLIANCE
The primary accountability and responsibility for this Code of Ethics and Standards of Personal Conduct Policy rests with each Representative. Each OceanFirst supervisor and manager has the additional responsibility to demonstrate by example what compliance with this Policy means. Failure to adhere to the Code will result in disciplinary action, which may include termination of a Representative's employment or relationship with OceanFirst.
VI.    POLICY REVIEW CYCLE

Approval Date:	November 15, 2021
Effective Date:	November 15, 2020
Policy Owner Review Frequency:	Annually
Policy Owner Next Review Date:	November 2022
Human Resources/Compensation Committee Frequency:	Annually
Human Resources/Compensation Committee Next Review Date:	November 2022
This policy will be reviewed annually by the policy owner or designee; and, Human Resources/Compensation Committee for approval and re-adoption.
Significant updates will be announced to employees via management updates or email announcements.

Exhibit A

Ethics Hotline and Procedures

OceanFirst (the "Company") seeks to promote a corporate culture of integrity and trust and encourages individuals, including all employees, to appropriately raise suspected violations by employees of the Company of any of the following:
•Criminal Misconduct,
•Harassment,
•Hostility,
•Discrimination,
•Company Policy, including the Code of Ethics and Standards of Personal Conduct,
•Compliance with Law or Regulation,
•Financial Reporting, Fraud, or Accounting or Auditing Standards or Practices or Internal Controls (“Accounting Matters),
•Workplace Safety and / or
•General Misconduct or Violations of Ethics.
The Company’s Risk Committee will oversee the complaint process and has established procedures for the receipt, retention and treatment of complaints.
Receipt of Complaints
Employees may report their complaints or concerns:
•using the anonymous hotline managed by Lighthouse, an independent company hired by the Company to receive and record all complaints on a confidential basis, at the following numbers 833-370-0006 (English Speaking USA & Canada) & 800-216-1288 (Spanish, North America) (further information regarding Lighthouse can be found in the Human Resources department, and is distributed to all employees via ADP, as well as part of the package for new employees);
or
•in writing (if desired on a confidential or anonymous basis) to the General Counsel or Chairman of the Audit Committee at 110 West Front Street, Red Bank, NJ 07701, if the issue is regarding Accounting Matters or to the General Counsel or Chairman of the Risk Committee at the address above if the issue does not involve Accounting Matters. If confidential treatment is desired, please mark any such correspondence as CONFIDENTIAL.
Employees with Human Resource related issues are encouraged to work with their supervisor or directly with an HR representative.
No Retaliation for Reporting
The Company will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee in the terms and conditions of employment based upon good faith reporting of any complaint.
Procedure for Handling Complaints
Complaints will be kept confidential to the fullest extent possible and addressed in a timely manner. All complaints received by Lighthouse will be sent to the designated recipients; the General Counsel, a Human Resources Representative, a Risk Department Representative and an Internal Audit representative. All complaints will be sent to the Chair of the Risk Committee.
The Director of Internal Audit will serve as Case Management Investigator (CMI) and will immediately start an investigation into the reported complaint. The CMI will first determine what area to which the complaint pertains, i.e., Accounting, Human Resources, Legal, etc.; begin the investigation, gather all facts and will address the complaint in a prompt and appropriate manner.
All complaints relating to Accounting Matters will be reported and reviewed under the direction of the Audit Committee and oversight by the General Counsel or such other persons as the Audit Committee determines to be appropriate in its sole discretion. Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.
All complaints will be reported and reviewed to the Risk Committee and have oversight by the General Counsel or such other persons as the Risk Committee determines to be appropriate in its sole discretion.

Reporting and Retention of Complaints and Investigations
At the direction of the Risk Committee, the CMI will maintain the records from Lighthouse and the General Counsel which will include a log of all complaints, tracking their receipt, investigation and resolution, and shall prepare a periodic summary report for the Risk Committee. Copies of complaints and the log will be maintained in compliance with the Company’s document retention policy.